                                     FORM U-3A-2
                                                                 File No. 69-353

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.


                   Statement by Holding Company Claiming Exemption
                    Under Rule U-3A-2 from the Provisions of the
                      Public Utility Holding Company Act of 1935


     ESELCO, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

     1.  CLAIMANT   ESELCO, Inc.
                    725 East Portage Avenue
                    Sault Ste. Marie, Michigan  49783
                    State of organization:  Michigan
                    Nature of business:  Holding Company

         SUBSIDIARIES  - Edison Sault Electric Company
                    725 East Portage Avenue
                    Sault Ste. Marie, Michigan  49783
                    State of organization:  Michigan
                    Nature of business: Generation, purchase, transmission and distribution of electric energy in a service area in the eastern Upper Peninsula of Michigan.

                 -  Northern Tree Service, Inc.
                    725 East Portage Avenue
                    Sault Ste. Marie, Michigan  49783

                    State of organization:  Michigan

                    Nature of business: Tree removal and tree trimming service within the upper peninsula and the northern part of the lower peninsula of Michigan.

     2.  PROPERTIES

          (a) Claimant -
               Claimant's total properties consist of the Common Stock of Edison Sault Electric Company.

          (b) Subsidiary -
               Edison Sault Electric Company ("Edison Sault") owns a hydroelectric plant with a rated capacity of 30,000 KW located on the St. Mary's River at Sault Ste. Marie, Michigan. Edison Sault owns and operates internal combustion generation with a name plate rating of 4800 KW.

               Edison Sault owns and maintains transmission and distribution lines in its service area in the Michigan counties of Chippewa, Delta, Mackinac and Schoolcraft.

               Edison Sault's transmission and distribution lines are located for the most part on or under public streets, alleys, highways and other public property, or on private property with permission of the individual owners. Edison Sault property located on or under public property was installed pursuant to valid consents granted by the appropriate local authorities.

               Edison Sault also owns substations, switching stations, garages, warehouses, offices and other buildings necessary in the conduct of its business.

               All of Edison Sault's property is located in Michigan, and all deliveries of electric energy sold for resale are made at points within Michigan. Edison Sault has no transmission facilities which deliver or receive electric energy at the Michigan borders.

     3. Claimant submits the following information for the calendar year 1997 with respect to claimant and Edison Sault Electric Company:

          Claimant sold, purchased and distributed no electric energy in 1997.

          In 1997, Edison Sault Electric Company:
          (a)  Sold (at retail or wholesale) 799,242 MWH of electric energy;
          (b)  Distributed no electric energy at retail outside Michigan;
          (c) Sold at wholesale no electric energy outside Michigan or at the state line;
               and
          (d) Purchased no electric energy outside Michigan or at the state line.


     4. Claimant submits that neither it nor Edison Sault holds directly or indirectly any interest in an exempt wholesale generator or foreign utility company.


Information listed under Items 2, 3 and 4 pertain to ESELCO and Edison Sault Electric Company only.

                                      EXHIBIT A

     The unaudited Consolidating Statements of Income and Retained Earnings for the year ended December 31, 1997 and a Consolidating Statement of Financial Position as of December 31, 1997 for ESELCO and its subsidiaries are attached as Exhibit A.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1998.

                                        ESELCO, INC.




                                        By: /s/ William R. Gregory, President
                                            --------------------------------
                                             William R. Gregory, President


Attest:



/s/ David R. Hubbard

-------------------------------------------
David R. Hubbard, Vice President - Finance



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Donald C. Wilson, Secretary
     ESELCO, Inc.
     725 East Portage Avenue
     Sault Ste. Marie, Michigan  49783


                                               E S E L C O, INC.                                                        EXHIBIT A
                               CONSOLIDATING STATEMENT OF FINANCIAL POSITION                                              1 OF 3
                                               DECEMBER 31, 1997

                                                EDISON        ESELCO        N T S          ESEG      ELIMINATIONS    CONSOLIDATED
                                                SAULT
ASSETS:                                      ------------  ------------  ------------  ------------  -------------  --------------

 PLANT, at original cost                     $75,160,110        $7,315      $430,608    $4,436,184             $0     $80,034,217
    Less - Accumulated depreciation           31,658,979             0       222,121       746,432              0      32,627,532
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                             $43,501,131        $7,315      $208,487    $3,689,752             $0     $47,406,685
                                             ------------  ------------  ------------  ------------  -------------  --------------
 CURRENT ASSETS:
    Cash                                        $144,441    $1,500,000       $79,981       $38,019    ($1,480,000)       $282,441
    Accounts receivable, less reserve
      of $32,000                               3,837,541       671,857        23,944         5,517       (684,070)      3,854,789
    Unbilled revenue                           1,145,572             0             0             0              0       1,145,572
    Materials and supplies, at average cost    1,156,667             0             0             0              0       1,156,667
    Prepayments                                2,297,802             0         5,645             0              0       2,303,447
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                              $8,582,023    $2,171,857      $109,570       $43,536    ($2,164,070)     $8,742,916
                                             ------------  ------------  ------------  ------------  -------------  --------------
 INVESTMENTS IN SUBSIDIARIES                          $0   $18,722,051            $0            $0   ($18,722,051)             $0
                                             ------------  ------------  ------------  ------------  -------------  --------------
 OTHER ASSETS:
    Debt expense, being amortized                $21,152            $0            $0            $0             $0         $21,152
    Regulatory asset                           3,164,400             0             0             0              0       3,164,400
    Other                                        594,255             0             0             0              0         594,255
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                              $3,779,807            $0            $0            $0             $0      $3,779,807
                                             ------------  ------------  ------------  ------------  -------------  --------------
        TOTAL ASSETS                         $55,862,961   $20,901,223      $318,057    $3,733,288   ($20,886,121)    $59,929,408
                                             ============  ============  ============  ============  =============  ==============
STOCKHOLDERS' INVESTMENT AND LIABILITIES:
 CAPITALIZATION:
    Common equity                            $17,709,172   $20,242,320       $20,740        $6,858   ($18,722,051)    $19,257,039
    Preferred stock                                    0             0             0             0              0               0
    Long-term debt (less current portion)     13,667,682       126,502             0     3,584,137              0      17,378,321
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                             $31,376,854   $20,368,822       $20,740    $3,590,995   ($18,722,051)    $36,635,360
                                             ------------  ------------  ------------  ------------  -------------  --------------
 CURRENT LIABILITIES:
    Notes payable                             $5,343,500            $0            $0            $0    ($1,480,000)     $3,863,500
    Current portion of long-term debt          3,736,768        90,658        89,888       115,863              0       4,033,177
    Accounts payable                           2,260,699             0       176,485             0       (237,980)      2,199,204
    Dividends declared                           446,090       446,090             0             0       (446,090)        446,090
    Accrued taxes                              2,364,942        (4,347)          682             0              0       2,361,277
    Current deferred income taxes                205,020             0             0             0              0         205,020
    Accrued interest                             145,093             0             0        14,167              0         159,260
    Other                                        245,657             0             0             0              0         245,657
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                             $14,747,769      $532,401      $267,055      $130,030    ($2,164,070)    $13,513,185
 DEFERRED CREDITS:                           ------------  ------------  ------------  ------------  -------------  --------------
    Deferred income taxes                     $3,200,451            $0       $30,262       $12,263             $0      $3,242,976
    Net regulatory liability                   1,085,514             0             0             0                      1,085,514
    Unamortized investment tax credit            806,421             0             0             0              0         806,421
    Other                                      4,645,952             0             0             0              0       4,645,952
                                             ------------  ------------  ------------  ------------  -------------  --------------
                                              $9,738,338            $0       $30,262       $12,263             $0      $9,780,863
        TOTAL STOCKHOLDERS' INVESTMENT       ------------  ------------  ------------  ------------  -------------  --------------
           AND LIABILITIES                   $55,862,961   $20,901,223      $318,057    $3,733,288   ($20,886,121)    $59,929,408
                                            ============  ============  ============  ============  =============  ==============


                                                  E S E L C O, INC.                                            EXHIBIT A
                                                                                                                 2 OF 3
                                          CONSOLIDATING STATEMENT OF INCOME

                                         For the Year Ended December 31, 1997

                                           EDISON        ESELCO        N T S          ESEG      ELIMINATIONS  CONSOLIDATED
                                           SAULT
                                         ------------  ------------  ------------  ------------  ------------  ------------

OPERATING REVENUES                       $37,481,889            $0      $512,837       $30,000     ($513,277)  $37,511,449
                                         ------------  ------------  ------------  ------------  ------------  ------------
OPERATING EXPENSES:
   Operation - Purchased power           $18,128,749            $0            $0            $0            $0   $18,128,749
             - Early retirement costs      2,330,053             0             0             0             0     2,330,053
             - Merger related costs          980,787             0             0             0             0       980,787
             - Other                       7,412,603        15,040       412,358            64      (513,277)    7,326,788
   Maintenance                             2,200,264             0             0             0             0     2,200,264
   Depreciation and amortization           2,691,558             0        38,124         5,564             0     2,735,246
   Property and other taxes                1,697,485          (374)       10,231             0             0     1,707,342
   Income taxes                              358,706        (5,157)        9,891         3,348             0       366,788
                                         ------------  ------------  ------------  ------------  ------------  ------------
      Total operating expenses           $35,800,205        $9,509      $470,604        $8,976     ($513,277)  $35,776,017
                                         ------------  ------------  ------------  ------------  ------------  ------------
      Net operating income                $1,681,684       ($9,509)      $42,233       $21,024            $0    $1,735,432
                                         ------------  ------------  ------------  ------------  ------------  ------------
OTHER INCOME (DEDUCTIONS), NET              ($28,476)      $99,873            $0            $0      ($99,873)     ($28,476)
                                         ------------  ------------  ------------  ------------  ------------  ------------
ALLOWANCE FOR FUNDS USED
   DURING CONSTRUCTION                       $81,569            $0            $0            $0            $0       $81,569
                                         ------------  ------------  ------------  ------------  ------------  ------------
INTEREST CHARGES:
   Interest on long-term debt             $1,542,893            $0       $10,193       $14,167            $0    $1,567,253
   Other interest                            213,560             0        12,839             0       (99,873)      126,526
                                         ------------  ------------  ------------  ------------  ------------  ------------
      Total interest charges              $1,756,453            $0       $23,032       $14,167      ($99,873)   $1,693,779
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET INCOME                                  ($21,676)      $90,364       $19,201        $6,857            $0       $94,746

EQUITY IN EARNINGS OF SUBSIDIARIES                 0         4,382             0             0        (4,382)            0
                                         ------------  ------------  ------------  ------------  ------------  ------------
NET INCOME AVAILABLE FOR COMMON             ($21,676)      $94,746       $19,201        $6,857       ($4,382)      $94,746
                                         ===========   ===========   ===========   ===========   ===========   ===========

                                                  E S E L C O, INC.                                            EXHIBIT A
                                                                                                                 3 OF 3
                                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                                         For the Year Ended December 31, 1997

                                           EDISON        ESELCO        N T S          ESEG      ELIMINATIONS  CONSOLIDATED
                                           SAULT
                                         ------------  ------------  ------------  ------------  ------------  ------------
BALANCE BEGINNING OF YEAR                 $9,400,738    $4,204,585      ($62,461)           $0   ($9,338,277)   $4,204,585
ADD:
   INVESTMENT IN SUBSIDIARY                        0       404,182             0             0      (404,182)            0

   NET INCOME                                (21,676)       90,364        19,201         6,857             0        94,746
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                          $9,379,062    $4,699,131      ($43,260)       $6,857   ($9,742,459)   $4,299,331

DEDUCT:
   DIVIDENDS ON COMMON STOCK               1,771,528     1,771,528             0             0    (1,771,528)    1,771,528

   3% STOCK DIVIDEND                               0     1,740,766             0             0             0     1,740,766
                                         ------------  ------------  ------------  ------------  ------------  ------------
BALANCE END OF YEAR                       $7,607,534    $1,186,837      ($43,260)       $6,857   ($7,970,931)     $787,037
                                         ===========   ===========   ===========   ===========   ===========   ===========